Exhibit 99.1

NorZinc Announces Results of Annual General Meeting of Shareholders

NZC-TSX
NORZF-OTCQB

VANCOUVER, June 6, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) is pleased to report the voting results of the Annual General Meeting of Shareholders held today, June 6, 2019. A total of 206,108,342 common shares were voted, representing the votes attached to 55.93% of all outstanding common shares. Shareholders voted in favour of a motion to fix the number of directors for election at seven and in favour of the election of all director nominees. The percentage of votes cast for each director is as follows:

Directors	Votes for	Votes Withheld	Outcome
Robert J. (Don) MacDonald	165,886,057 99.75%	412,058 0.25%	Elected
Shelley Brown	165,818,876 99.71%	479,639 0.29%	Elected
Dave Nickerson	165,838,283 99.72%	460,232 0.28%	Elected
Anita Perry	165,869,098 99.74%	429,417 0.26%	Elected
Malcolm J. A. Swallow	165,852,169 99.73%	446,346 0.27%	Elected
Ian R. Ward	165,904,170 99.76%	394,345 0.24%	Elected
John M. Warwick	165,836,655 99.72%	461,860 0.28%	Elected

Changes to the Board

Commenting on the Annual General Meeting of Shareholders and changes to the Board, Don MacDonald, President & CEO of NorZinc Ltd. stated, "I would like to take this opportunity to once again thank John Kearney for his remarkable  efforts in guiding us through the challenging permitting process for the Prairie Creek Mine. NorZinc has benefited from his contribution and persistence, and we would like to thank him for his dedication to the Company and wish him all the best. I would also like to welcome both Anita Perry and Shelley Brown to the Board and congratulate John Warwick as the incoming Chairman. With this new Board, NorZinc is well-positioned to meet the challenges associated with the construction and financing of the Prairie Creek Mine."

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com; Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 17:09e 06-JUN-19